STELLAR BIOTECHNOLOGIES, INC.

332 E. Scott Street
Port Hueneme, California  93041
Tel:  (805) 488-2147  /  Fax: (805) 488-1278

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General and Special Meeting (the “Meeting”) of the shareholders of Stellar Biotechnologies, Inc. (the "Company") will be held at the Holiday Inn Express, 350 E. Hueneme Road, Port Hueneme, California, on Tuesday, February 12, 2013 at 9:30 a.m. (Pacific time), for the following purposes:

1.

To receive the audited financial statements of the Company for its financial year ended August 31, 2012 and the report of the auditors thereon.

2.

To set the number of directors of the Company to be elected at six (6).

3.

To elect directors of the Company for the ensuing year.

4.

To appoint auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration for the ensuing year.

5.

To consider, and if thought fit, to approve an ordinary resolution of the “disinterested shareholders”, approving the grant of an aggregate of 735,557 options under the existing stock option plan to insiders of the Company that exceed the 10% limit reserved for insiders at the date of grant, as more particularly set out in the accompanying Information Circular.

6.

To approve a special resolution authorizing the alteration of the Company’s Notice of Articles and Articles to amend and increase the authorized share structure of the Company to authorize an unlimited number of Preferred Shares without par value, issuable in series, with special rights and restrictions applicable to the Preferred Shares which permit the directors to affix specific rights and restrictions to each series if, as and when issued.

7.

To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

Accompanying this Notice of Annual General and Special Meeting are: (1) a Management Information Circular, which provides additional information relating to the matters to be dealt with at the Meeting; (2) a Form of Proxy or Voting Instruction Form; (3) a return envelope for use by the shareholders to send in their Proxy or Voting Instruction Form; and (4) a financial statement request form for use by shareholders who wish to receive the Company’s future audited financial statements and/or interim financial statements together with related Management’s Discussion and Analysis. The report of the auditor and the audited financial statements of the Company for the financial year ended August 31, 2012 together with the related Management’s Discussion and Analysis can be accessed through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The record date for the determination of the shareholders entitled to receive this Notice and to vote at the Meeting has been established as January 8, 2013.

Shareholders who cannot attend the Meeting in person may vote by proxy if a registered shareholder or provide voting instructions if a non-registered shareholder. Instructions for voting by registered shareholders or providing voting instructions by non-registered shareholders by mail or fax are included in the Management Proxy Circular. To be valid, proxies must be received by Computershare Investor Services Inc., the Company’s transfer agent at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof. The Chairman of the Meeting has the discretion to accept late proxies.

DATED at Port Hueneme, California, this 12th day of January, 2013.

BY ORDER OF THE BOARD

“Frank Oakes”

Frank Oakes

President, Chief Executive Officer and Director